Exhibit 99.1

510 Burrard St, 3rd Floor
10 September, 2020	Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: MOGO INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting [AMENDED]
Record Date for Notice of Meeting :	September 14, 2020
Record Date for Voting (if applicable) :	September 14, 2020
Beneficial Ownership Determination Date :	September 14, 2020
Meeting Date :	October 30, 2020
Meeting Location (if available) :	Virtual Meeting
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	60800C109	CA60800C1095

Sincerely,

Computershare
Agent for MOGO INC.